DE ACQUISITION 7-12, INC.

6046 FM 2920, SUITE 619

SPRING, TEXAS 77379

(713) 410-4596

January 10, 2012

Jeffrey Riedler, Assistant Director

United States Security and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

DE Acquisition 7, Inc.

Registration Statement on Form 10-12G

Filed May 19, 2011

File 000-54406

DE Acquisition 8, Inc.

File 000-54407

DE Acquisition 9, Inc.

File 000-54408

DE Acquisition 10, Inc.

File 000-54409

DE Acquisition 11, Inc.

File 000-54410

DE Acquisition 12, Inc.

File 000-54411

Dear Mr. Riedler:

Following please find our response to your comments detailed in your correspondence dated June 14, 2011 in reference to the companies named above.

General

1.

Please amend the registration statements for DE Acquisition 10, Inc. And DE Acquisition 11, Inc. to reflect the correct company name throughout each registration statement, Certificate of Incorporation and Bylaws.

RESPONSE:

We have amended the Registration Statements for DE Acquisition 10 and 11 accordingly.

2.

Please be advised that each of the below comments included in this letter is applicable to all six (6) registration statements referenced above, and that each should be amended in accordance with the relevant comment.

RESPONSE:

All six (6) have been amended accordingly.

3.

Throughout the filing, please review your references to your "management" and your "directors" to clarify that you only have one person as your sole officer and director.

RESPONSE:

We have modified the references to sole officer and director.

Explanatory Note, page 2

4.

As you have noted in the explanatory note, your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and re-filing when you have cleared all of our comments.

RESPONSE:

We elected not to withdraw the registration statement and are filing these amendments.

Forward Looking Statements, page 2

5.

You disclose in this section, "For a discussion of these risks you should read this entire Registration Statement carefully, especially the risks discussed under the section entitled "Risk Factors."" In the "Risk Factor" section, you have not disclosed any risks. It is not appropriate to refer to undisclosed risks. Please revise page 2 to remove the reference to your Risk Factor section.  Alternatively, please revise your Risk Factor section to disclose the most significant factors and risks to your business.

RESPONSE:

This reference was removed from page 2.

Item 1.  Business

Business Development, page 2

6.

Please amend your disclosure to describe the "organizational efforts" you have been engaged in since January 2011 and the steps you have taken to date to obtain initial financing, if any.

RESPONSE:

This disclosure was amended to delete “organizational effects” and “initial financing” to state that the Company has been engaged in the process of voluntary registration of its common stock under the Exchange Act.

7.

You assert on pages 4 and 6 that you have ascertained that there are hundreds of shell companies seeking a business combination target, and that you have learned this through information obtained from industry professionals and publications.  Please revise to disclose the industry professionals and publications you consulted.

RESPONSE:

We have revised this disclosure to be more specific and included the Edgar database which indicates numerous companies having a SIC Code of 6770.

8.

Please revise your filing to disclose examples of the "large number of established and well-financed entities" that you believe place you at a competitive disadvantage with respect to companies you may consider desirable target candidates.

RESPONSE:

We have revised the language and included SPAC’s as competitive entities having advantages over the Company.

9.

You note that you have made no efforts to identify a possible business combination but you also state that you were organized as a vehicle to investigate target companies or businesses.  Further, on pages 4 and 6, you also state the means by which you intend to conduct this search.  Please amend your disclosure to indicate when you expect to begin these efforts.

RESPONSE:

We amended page 3 at the beginning of Item 1(b), second paragraph to clarify that the Company will not commence its search for any candidate until the registration process is complete.

10.

You disclose that your management intends to use its existing business contacts and relationships to identify a business combination target.  Please expand your disclosure to briefly describe these business contacts and relationships.

RESPONSE:

We have amended the existing business contacts and relationship reference to include attorneys.

Item 2.  Financial Information, page 5

11.

You state that "(a)s of September 30, 2010" you have no cash in your treasury and total assets of $5,000.  As you were not incorporated until January 2011, and your financial statements reflect no assets of any kind, this statement appears to be in error.  Please revise to remove the inconsistencies.

RESPONSE:

We have made the change to reflect no assets on page 5.

12.

On pages 5 and 6, you disclose that your "management and certain stockholders have indicated a intention to advance funds to the Company as needed in order to cover costs related to the Company's Exchange Act filing requirements and investigating, analyzing and consummating an acquisition."  You disclose Ruth Shepley is your sole officer, director and shareholder.  Please clarify that Ms. Shepley has indicated an intention to advance funds to the company, whether she has indicated a maximum amount she may be willing to advance to the company and, if applicable, the amount of the maximum.

RESPONSE:

We have added Ruth Shepley’s name as sole shareholder where the reference made in the fourth paragraph of Item 2 and indicated her intentions to advance funds on behalf of the Company is without limitation.

13.

You note on page 6 that conditions relating to your efforts to find a target company and enter into a reverse merger raise substantial doubt as to your ability to continue as a going concern.  Please state here and whenever else applicable, that your independent registered public accounting firm has issued an opinion in which it raises substantial doubt regarding your ability to continue as a going concern.  Please also disclose the consequences of this opinion in terms of your ability to raise capital or borrow money.

RESPONSE:

The insertion of the opinion of our independent accounting firm has been placed in paragraphs five and six of Item 2.

Item 5.  Directors and Executive Officers, page 7

14.

Please revise your business description of Ms. Shepley to indicate the month and year in which she began her current position.

RESPONSE

We revised the business description of Ms. Shepley to show she has served in her current position since inception.

15.

Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Shepley should serve as a director of the company.

RESPONSE:

We have made the changes.

Current Blank Check Company Experience, page 8

16.

For the three companies from which Ruth Shepley recently resigned as sole officer and director, please explain in footnote disclosure whether or not a business combination was ever achieved and, if not, the reasons for her resignation.  Also, please populate the filing date and file numbers of the registration statements you filed in May 2011 and the date of inception of each company.

RESPONSE:

We have added the requested information and revised the chart.

Item 6.  Executive Compensation, page 9

17.

On page 9, you disclose that your officer and directors have not received any cash or other compensation since inception.  On page 10, you disclose that on January 25, 2011, 10,000 shares were issued to Ruth Shepley for founder services rendered to you valued at $1,000.  Please provide us with a detailed analysis which supports your belief that this is not compensation awarded to, earned by, or paid to your named executive officer which requires disclosure under Item 402(n) of Regulation S- K.  Alternatively, please revise your disclosure on page 9.

RESPONSE:

We have amended the chart, along with the following paragraph, to reflect the compensation regarding the 10,000 shares.

Item 10.  Recent Sales of Unregistered Securities, page 10

18.

You disclose that the 10,000 founder shares were issued for services rendered and valued at $1,000.  In Note 4 to your financial statements on page 19, you indicate that you issued the shares at $0.001 per share, or $1 in the aggregate, when that per share price would result in aggregate proceeds of $10.  Please revise your disclosures to correct for these discrepancies.

RESPONSE:

The valuation has been amended.

Item 12.  Indemnification of Directors and Officers, page 11

19.

You state that your Certificate of Incorporation includes an indemnification provision. This provision is actually included in Article X of your Bylaws.  Please amend this disclosure accordingly.

RESPONSE:

The scrivenor’s error has been corrected.

Finally, as requested, the Company acknowledges that:

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

DE ACQUISITION 7-12, INC.

By: /s/   Ruth Shepley

Sole Director